October 26, 2015

Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Elite Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2015
Filed June 15, 2015
Form 10-Q for the Quarterly Period Ended June 30, 2015
Filed August 10, 2014
File No. 001-15697

Dear Mr. Rosenberg:

Elite Pharmaceuticals, Inc. (the "Company") hereby responds to the comments contained in your September 25, 2015 comment letter concerning the above referenced Company filings. Headings and comment numbers below correspond to the headings and comment numbers in the comment letter.

COMMENT NO. 1.

Form 10-K for the Fiscal Year Ended March 31, 2015

Research and Development, page 12

1.          Notwithstanding your policy not to disclose research and development activities for competitive reasons, we believe disclosing information about each of your key development programs is important to an understanding of your operations and prospects. In this regard, we realize that you disclose some information about your development projects on your website. Please provide us proposed disclosure to be included in Business and MD&A in future periodic reports that provides the following information for each of your key research and development projects:

•	The current status of the project;

165 Ludlow Avenue • Northvale, NJ 07647 • Ph: (201)750-2646 • Fax: (201)750-2755 www.elitepharma.com

•	The costs incurred during each period presented and to date on the project;
•	The anticipated completion dates;
•	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
•	The period in which material net cash inflows from significant projects are expected to commence.

If you do not track your research and development costs by project, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of your resources being used on the project. Regarding anticipated completion dates, disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making reasonable estimate.

RESPONSE.

The Company plans to include the following discussion in future periodic reports.

Research and Development

Elite’s research and development activities are primarily focused on developing its proprietary abuse deterrent technology and the development of a range of abuse deterrent opioid products that utilize this technology.

Elite’s proprietary abuse-deterrent technology, utilizes the pharmacological approach to abuse deterrence and consists of a multi-particulate capsule which contains an opioid agonist in addition to naltrexone, an opioid antagonist used primarily in the management of alcohol dependence and opioid dependence. When this product is taken as intended, the naltrexone is designed to pass through the body unreleased while the opioid agonist releases over time providing therapeutic pain relief for which it is prescribed. If the multi-particulate beads are crushed or dissolved, the opioid antagonist, naltrexone, is designed to release. The absorption of the naltrexone is intended to block the euphoria by preferentially binding to same receptors in the brain as the opioid agonist and thereby reducing the incentive for abuse or misuse by recreational drug abusers.

The first product to utilize our abuse deterrent technology, ELI-200, has successfully completed Phase III studies, and, subject to the risks described below, the Company believes that it will be able to file a New Drug Application (“NDA”) with the FDA during this fiscal year. The Company believes that, when this application is accepted by the FDA and subject to the risks described below, it will be granted expedited review by the FDA, and accordingly believes that any such approval could be received during the fiscal year ended March 31, 2017.

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The Company believes that the abuse deterrent technology can be applied to and incorporated into a wide range of opioids used today for pain management and has, to date, identified 10 additional products for potential development. All of these products are at early stages of development, with research and development activities mainly consisting of in-house process development and laboratory studies. Extensive efficacy and safety studies, similar to those conducted for ELI-200 have not yet been conducted for these other products. As a result, costs incurred in relation to the development of these 10 products have not been material.

Research and development costs were $xxx million, $14.8 million, and $4.0 million for the fiscal years ended March 31, 2016, 2015 and 2014, respectively, with such costs relating almost entirely to the development of ELI-200, the first product developed by Elite that incorporates the technology. [to be revised based upon the historical facts when the 2016 financial statements are prepared]

On June 4, 2015, the Company entered into a sales and distribution licensing agreement which included a payment of $5 million to Elite for prior research and development activities, with such representing the first material net cash inflows being generated by ELI-200. The agreement also includes an additional $10 million to be paid upon the filing with and approval by the FDA of the NDA, and license fees based on the commercial sales achieved by ELI-200, once marketing authorization has been granted by the FDA. Please note, as further detailed below, there can be no assurances of the Company filing an NDA and receiving marketing authorization for ELI-200, and accordingly, there can be no assurances that the Company will earn and receive the additional $10 million or future license fees. If the Company does not receive these payments or fees, it most likely will materially adversely affect our financial condition.

Please note that, while the FDA is required to review applications within certain timeframes, during the review process, the FDA frequently requests that additional information be submitted. The effect of such request and subsequent submission can significantly extend the time for the NDA review process. Until an NDA is actually approved, there can be no assurances that the information requested and submitted will be considered adequate by the FDA to justify approval. The packaging and labeling of our developed products are also subject to FDA regulation. Based on the foregoing, it is impossible to anticipate the amount of time that will be needed to obtain FDA approval to market any product. In addition, there can be no assurances of the Company filing the required application(s) with the FDA or of the FDA approving such application(s) if filed, and the Company’s ability to successfully develop and commercialize products incorporating its abuse deterrent technology is subject to a high level of risk as detailed in “Item 1A-Risk Factors-Risks Related to our Business” of this Annual Report on Form 10-K.

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COMMENT NO. 2.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies Revenue Recognition, page F-11

2.          Please provide us proposed revised disclosure to be included in future periodic reports that clarifies how you apply the guidance in ASC 605-25, Multiple-Element Arrangements, in recognizing revenue under your various licensing, manufacturing and development agreements.

RESPONSE.

The Company will add the following disclosure to the Revenue Recognition section of the Summary of Significant Accounting Policies footnote:

“The Company enters into licensing, manufacturing and development agreements which may include multiple revenue generating activities, including, without limitation, milestones, license fees, product sales and services. These multiple elements are assessed in accordance ASC 605-25 Revenue Recognition for Multiple-Element Arrangements in order to determine whether particular components of the arrangement represent separate units of accounting.

An arrangement component is considered to be a separate unit of accounting if the deliverable relating to the component has value to the customer on a standalone basis, and if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in control of the Company.

The Company recognizes payments received pursuant to a multiple revenue agreement as revenue, only if the related delivered item(s) have stand-alone value and the fair value can be determined, with the arrangement being accordingly accounted for as a separate unit of accounting. If such delivered item(s) are considered to either not have stand-alone value, or if the fair value cannot be determined, the arrangement is accounted for as a single unit of accounting, and the payments received are recognized as revenue over the estimated period of when performance obligations relating to the item(s) will be performed.

Whenever the Company determines that an arrangement should be accounted for as a single unit of accounting, we determine the period over which the performance obligations will be performed and revenue will be recognized. If we cannot reasonably estimate the timing and the level of effort to complete our performance obligations under a multiple-element arrangement, revenues are then recognized on a straight-line basis over the period encompassing the expected completion of such obligations, with such period being reassessed at each subsequent reporting period.”

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COMMENT NO. 3.

Note 4 – Intangible Assets, page F-14

3.          You disclose that you begin amortization of your ANDA and patent intangibles upon receipt of approval of site transfers and the patent, respectively. Please tell us why you have not amortized any of your intangible assets when, at a minimum, it appears that you have 10 issued patents as disclosed on page 13 and that two of the products that appear to be included in your ANDA intangible (Phentermine HCl 37.5mg tablets and Phendimetrazine Tartrate 35mg tables) were launched in April 2011 and November 2012, respectively, based on information in the table on page 5. In your response, please provide the following information for your ANDA intangible assets:

•	The name of each asset;
•	The amount capitalized for each asset;
•	The date of acquisition;
•	The date of receipt of approval of site transfer (if applicable);
•	The date of your product launch (if applicable); and
•	The effective date of any manufacturing agreements with other parties to produce the product (including those agreements to produce product only until you receive regulatory approval on site transfer).

RESPONSE.

Intangible Assets – ANDA’s

The Company believes that the ANDA’s are indefinite lived assets, with amortization not permitted, as per ASC-350-30-35-1.

ASC 350-30-35-1 requires that the accounting for a recognized intangible be based on its useful life, with those intangibles with indefinite useful lives not being amortized.

The Company defines the useful life of an intangible asset to be the period over which the asset is expected to contribute directly or indirectly to future cash flows, in accordance with ASC-350-30-35-2.

The Company has determined that the ANDA’s have an indefinite life, with such determination including analysis of the following pertinent factors:

a.	The Company has expectations of the ongoing and continued use of the assets, with no foreseeable period of discontinuance (ASC 350-30-35-3a).
b.	Other assets or groups of assets to which the respective ANDA’s may relate have no known or foreseeable limitations to useful life (ASC-350-30-35-3b).

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c.	ANDA’s have no expiration date or renewal requirements and there are no other known or foreseeable legal, regulatory or contractual provisions that may limit useful life (ASC-350-30-35-3c and ASC-350-30-35-3d).
d.	The Company knows of no known or foreseeable obsolescence, demand, competition or other economic factors, such as known technological advances, legislative actions, changes in regulatory environments or changes in distribution channels, that would result in a limitation of useful life (ASC-305-35-3e).
e.	The extent of maintenance expenditures required to obtain future cash flows from the ANDA’s are minimal and insignificant for the foreseeable future (ASC-305-35-3f).

ASC 350-30-35-4 further stipulates that if there are no legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of an intangible asset for a period that extends beyond the foreseeable horizon, than the useful life of the intangible assets is indefinite.

The ANDA’s are accordingly determined to be indefinite lived assets, with amortization not permitted, as per ASC-350-30-35-1.

The Company will revise disclosures in future periodic reports to reflect the foregoing.

Please also find the following information requested in your correspondence:

Name of ANDA	Amount Capitalized	Acquisition	Site Transfer Approval	Product Launch	Agreement to Produce the Product
Phentermine 37.5mg	450,000	Sept 2010	April 2011	April 2011	Sept 2010
Isradipine 2.5mg and 5mg	1,063,374	Aug 2013	Jan 2015	Jan 2015	Oct 2013
Phendimetrazine 35mg	206,088	Aug 2013	n/a	Nov 2012	Oct 2013
Hydroxyzine 10mg	129,824	Aug 2013	April 2015	April 2015	Oct 2013
Hydroxyzine 25mg	434,784	Aug 2013	April 2015	April 2015	Oct 2013
Hydroxyzine 50mg	222,867	Aug 2013	April 2015	April 2015	Oct 2013
7 Undisclosed Generics	3,540,379	Aug 2013	n/a	n/a	Oct 2013

Intangible Assets – Patents

Intangible assets relating to patents are amortized over the useful life of the patent, in accordance with subtopic ASC-350-30.

The useful life of the patents are determined by the period over which the patent is expected to contribute to the future cash flows of the Company (ASC-350-30-35-2). The Company estimates the useful life of the patents based on an analysis of those pertinent factors detailed in subtopic ASC-350-30-35-3, as follows:

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a.	The expected use of the patents are determined as the period during which the rights granted by our patents have utility to Elite (ASC-350-30-35-3a). The rights granted by patents, which are defined in the U.S. Constitution and further clarified in judicial rulings and regulations, allow Elite to exclude others from commercializing drugs covered by our patents, but have no application to research and development or preparation of FDA filings, whether such activities are conducted by Elite or by third parties.

Article 1 Section 8 Clause 8 of the United States Constitution states: “To promote the Progress of Science and useful Arts, by securing for limited Times to Authors and Inventors the exclusive Right to their respective Writings and Discoveries.” The patent right thus granted by the Constitution is an exclusionary right. The Court of Appeals for the Federal Circuit has stated that “a patent grants only the right to exclude others and confers no right on its holder to make, use, sell” an invention (emphasis added). Bio-Tech Gen. Corp. v Genentech., 80 F.3d 1553, 1559 (Fed. Cir. 1996). Moreover, pharmaceutical companies are protected from patent lawsuit during the discovery and development phase of product. Under 35 U.S.C. § 271(e)(1), there is no patent infringement if the use of the patented invention is “solely for uses reasonably related to the development and submission of information under a Federal law which regulates the manufacture, use, or sale of drugs.” The controlling legal authority accordingly is clear that our patents only enable us to exclude others from commercial sales of covered products and have no application to research and development activities.

The Company determines the useful life of a patent to begin when a covered product receives marketing authorization from the FDA. The Company is currently in the process of applying for and believes it will be successful in securing marketing authorization for a covered product(s). We are also not aware of a third party selling commercial products covered by our patents. When a covered product receives such marketing authorization, the patents have utility to the Company due to the exclusionary rights granted therein.

b.	The expected useful life of the products incorporating the patents being in excess of the regulatory life of the patents (ASC-350-30-35-3b).
c.	The life of our patents being limited by regulations established by the United States Patent and Trademark Office (ASC-350-30-35-3c).
d.	The regulatory framework relating to patent extension (ASC-350-30-35-3d).
e.	The Company knowing of no known or foreseeable obsolescence, demand, competition or other economic factors, such as known technological advances, legislative actions, changes in regulatory environments or changes in distribution channels, that would result in a limitation of useful life (ASC-350-30-35-3e).

f.	The extent of maintenance expenditures required to obtain future cash flows from products covered by the patents are minimal and insignificant for the foreseeable future (ASC-350-30-35-3f).

Based on the foregoing, the Company has determined that its patents have a finite useful life and such patents are amortized, pursuant to ASC-350-30-35-1.

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The Company will revise disclosures in future periodic reports to clarify and reflect the foregoing.

COMMENT NO. 4.

Note 13 – Derivative Liabilities – Preferred Shares, page F-22

4.          Please provide us proposed disclosure to be included in future periodic reports describing the terms, preferences and conversion features of your Series I Preferred Stock. Refer to ASC 505-10-50, primarily 50-3 and 50-4.

RESPONSE.

Per our discussions with the Staff, we are still diligently working on responding to this comment and determining how to proceed based upon our review of the issues. We anticipate responding to this comment as soon as possible.

COMMENT NO. 5.

Note 13 – Derivative Liabilities – Preferred Shares, page F-22

5.          Please provide your analysis supporting derivative liability treatment for each of your series of preferred stock, referencing for us the authoritative literature you relied upon to support your accounting. In your response, please also address the following specific questions:

•	Tell us why you do not bifurcate the embedded conversion features from your host preferred stock. If you elected to account for the entire hybrid instruments at fair value under ASC 815-15-25-4 through 25-6, tell us your consideration of the prohibition to reflect equity instruments under this fair value election stipulated in ASC 815-15-25-6 and ASC 825-10-50-8i.
•	Tell us whether, and explain why, each series of preferred stock as the host instrument is akin to debt or equity in assessing the clearly-and-closely related criterion of ASC815-15-25-1a. See ASC 815-15-25-16 through 25-51A.

RESPONSE.

Per our discussions with the Staff, we are still diligently working on responding to this comment and determining how to proceed based upon our review of the issues. We anticipate responding to this comment as soon as possible.

COMMENT NO. 6.

Note 20 – Concentrations, page F-32

165 Ludlow Avenue • Northvale, NJ 07647 • Ph: (201)750-2646 • Fax: (201)750-2755 www.elitepharma.com

6.          Please provide us proposed revised disclosure to be included in future periodic reports that quantifies the amount of revenue earned by each of your major customers; those defined as comprising more than 10% of your total revenues. See ASC 280-10-50-42.

RESPONSE.

The Company will revise the footnote in future periodic reports as per the example below. Please note that the template below assumes that there are three customers that each comprise more than 10% of total revenues. This is for illustrative purposes and should not be viewed as disclosure of actual results. Footnote disclosures in future periodic reports will reflect actual results, as applicable.

Note XX – Revenue Concentrations

XXX customers accounted for substantially all of the Company’s revenues for the period. Included in these are xxx customers that accounted for approximately xxx%, xxx% and xxx% of revenues each, respectively. In aggregate, these three customers accounted for approximately xxx% of revenues for the period.

COMMENT NO. 7.

Note 20 – Concentrations, page F-32

7.          Please provide us proposed disclosure to be included in future periodic reports of your revenue by product or group of products as required by ASC 280-10-50-40.

RESPONSE.

The Company will revise the footnote in future periodic reports as per the example below.

Note XX – Segment Reporting

FASB ASC 280-10-50, “Disclosure about Segments of an Enterprise and Related Information” requires use of the “management approach” model for segment reporting. The management approach is based on the way a company’s management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. The Company disaggregates its product revenues into the type of marketing authorization relating to each product, specifically ANDA’s for generic products or NDA’s for branded products.

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During the period, the Company recognized $xxx from the sale of generic products and $xxx from the sale of branded products, including payments received for the research and development of products for which NDA’s are expected to be filed.

COMMENT NO. 8.

.

Note 22 – Related Party Transaction—Manufacturing and License Agreement with Epic Pharma

LLC, page F-34

8.          Please provide us proposed revised disclosure to be included in future periodic reports that describes each substantive milestone and the related contingent consideration as well as the range of royalty and gross profit rates used to calculate your license fees under the agreement. Please provide this information for each licensing, manufacturing and development agreement you describe beginning on page 9. If the agreements are not significant, please disclose the amounts in the aggregate. Refer to ASC 605-28-50-2b.

RESPONSE.

As we have discussed with the Staff, the specific rates are confidential and the Company requested and received confidential treatment from the Commission related to this information. Pursuant to ASC 605-25-50-2e, we are required to provide “a discussion of the significant factors, inputs, assumptions, and methods used to determine selling price for the significant deliverables”. In this regard, the Company proposes to add the following two footnotes to the notes to financial statements of future period reports:

NOTE XX – Related Party Transaction Agreements

The Company has entered into two agreements with Epic Pharma LLC (“Epic”) which constitute agreements with a related party due to the management of Epic including a member on our Board of Directors.

On June 4, 2015, Elite executed an exclusive license agreement with Epic to market and sell, in the United States, ELI-200, an undisclosed opioid with sequestered naltrexone capsules, owned by Elite (the “ELI-200 Agreement”). As of the date of filing of this Quarterly Report on Form 10-Q, this product had not yet received marketing authorization from the FDA. Epic will have an exclusive right to market ELI-200 and its various dosage forms, subsequent to marketing authorization being granted by the FDA. ELI-200 will be manufactured by Elite. Epic is responsible for all regulatory and pharmacovigilance matters related to the ELI-200.

Pursuant to the ELI-200 Agreement, Elite received $5 million for research and development activities completed prior to the agreement. Elite will also receive milestone payments totaling $10 million upon the filing with and approval of a New Drug Application (“NDA”) with the FDA. The Company has determined these milestones to be substantive, with such assessment being made at the inception of the ELI-200 Agreement, and based on the following:

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•	The Company’s performance is required to achieve each milestone; and
•	The milestones will relate to past performance, when achieved; and
•	The milestones are reasonable relative to all of the deliverables and payment terms within the ELI-200 Agreement.

After marketing authorization is received from the FDA, Elite will receive a license fee which is based on profits achieved from the commercial sales of ELI-200. There can be no assurances of the Company filing an NDA and receiving marketing authorization for ELI-200, and accordingly, there can be no assurances that the Company will earn and receive the additional $10 million or future license fees. If the Company does not receive these payments or fees, it most likely will materially and adversely affect our financial condition.

On October 2, 2013, Elite executed the Epic Pharma Manufacturing and License Agreement (the “Epic Generic Agreement”), which granted rights to Epic to manufacture twelve generic products whose ANDA’s are owned by Elite, and to market, in the United States and Puerto Rico, six of these products on an exclusive basis, and the remaining six products on a non-exclusive basis. These products will be manufactured at Epic, with Epic being responsible for the manufacturing site transfer supplements that are a prerequisite to each product being approved for commercial sale. In addition, Epic is responsible for all regulatory and pharmacovigilance matters, as well as all marketing and distribution activities. Elite has no further obligations or deliverables under the Epic Generic Agreement.

Pursuant to the Epic Generic Agreement, Elite will receive $1.8 million, payable in increments that require the commercialization of all six exclusive products if the full amount is to be received, plus license fees which are based on profits achieved from commercial sales of the products. While Epic has launched four of the six exclusive products and Elite has collected $1.0 million of the $1.8 million total fee, collection of the remaining $800k is contingent upon Epic filing the required supplements with and receiving approval from the FDA for the remaining exclusive generic products. There can be no assurances of Epic filing these supplements, or getting approval of any supplements filed. Accordingly, there can be no assurances of Elite receiving the remaining $800k due under the Epic Generic Agreement, or future license fees related thereto. Please also note that all commercialization, regulatory, manufacturing, marketing and distribution activities are being conducted solely by Epic, without Elite’s participation.

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Both the ELI-200 Agreement and the Epic Generic Agreement contain license fees that will be earned and payable to the Company, after the FDA has issued marketing authorization(s) for the related product(s). License fees are based on commercial sales of the products achieved by Epic and calculated as a percentage of net sales dollars realized from such commercial sales. Net sales dollars consist of gross invoiced sales less those costs and deductions directly attributable to each invoiced sale, including, without limitation, cost of goods sold, cash discounts, Medicaid rebates, state program rebates, price adjustments, returns, short date adjustments, charge backs, promotions and marketing costs. The rate applied to the net sales dollars to determine license fees due to the Company is equal to an amount negotiated and agreed to by the parties to each agreement, with the following significant factors, inputs, assumptions and methods, without limitation, being considered by either or both parties:

•	Assessment of the opportunity for each product in the market, including consideration of the following, without limitation: market size, number of competitors, the current and estimated future regulatory, legislative and social environment for abuse deterrent opioids and the other generic products to which the underlying contracts are relevant;
•	Assessment of various avenues for monetizing ELI-200 and the twelve ANDA’s owned by the Company, including the various combinations of sites of manufacture and marketing options;
•	Elite’s resources and capabilities with regards to the concurrent development of abuse deterrent opioids and expansion of its generic business segment, including financial and operational resources required to achieve manufacturing site transfers for twelve approved ANDA’s;
•	Capabilities of each party with regards to various factors, including, one or more of the following: manufacturing, marketing, regulatory and financial resources, distribution capabilities, ownership structure, personnel, assessments of operational efficiencies and entity stability, company culture and image;
•	Stage of development of ELI-200 and manufacturing site transfer and regulatory requirements relating to the commercialization of the generic products at the time of the discussions/negotiations, and an assessment of the risks, probability and time frames for achieving marketing authorizations from the FDA for each product.
•	Assessment of consideration offered; and
•	Comparison of the above factors among the various entities with whom the Company was engaged in discussions relating to the commercialization of ELI-200 and the manufacture/marketing of the twelve generics related to the Epic Generic Agreement.

Note XX – Manufacturing, License and Development Agreements

The Company has entered into the following agreements:

•	License agreement with Precision Dose, dated September 10, 2010 (the “Precision Dose License Agreement”)
•	Manufacturing and Supply Agreement with Ascend Laboratories Inc., dated June 23, 2011 and as amended on September 24, 2012 and January 19, 2015 (the “Ascend Manufacturing Agreement”)

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•	Development and license agreement with a private, Hong Kong based company, dated March 16, 2012 (the “Hong Kong Development Agreement”); and
•	Development agreement with Akorn Pharmaceuticals, dated January 10, 2011 (the “Akorn Agreement”).

The Precision Dose Agreement provides for the marketing and distribution, by Precision Dose and its wholly owned subsidiary, TAGI Pharma, of Phentermine 37.5mg tablets (launched in April 2011), Phentermine 15mg capsules (launched in April 2013), Phentermine 30mg capsules (launched in April 2013), Hydromorphone 8mg tablets (launched in March 2012), Naltrexone 50mg tablets (launched in September 2013) and certain additional products that require approval from the FDA which has not been received. Precision Dose will have the exclusive right to market these products in the United States and Puerto Rico and a non-exclusive right to market the products in Canada. Pursuant to the Precision Dose License Agreement, Elite received $200k at signing, and is receiving milestone payments and a license fee which is based on profits achieved from the commercial sale of the products included in the agreement.

Revenue from the $200k payment made upon signing of the Precision Dose Agreement is being recognized over the life of the Precision Dose Agreement.

The milestones, totaling $500k, consist of amounts due upon the first shipment of each identified product, as follows: Phentermine 37.5mg tablets ($145k), Phentermine 15 & 30mg capsules ($45k), Hydromorphone 8mg ($125k), Naltrexone 50mg ($95k) and the balance of $95k due in relation to the first shipment of generic products which still require marketing authorizations from the FDA, and to which there can be no assurances of such marketing authorizations being granted and accordingly there can be no assurances that the Company will earn and receive these milestone amounts. These milestones have been determined to be substantive, with such determination being made by the Company after assessments based on the following:

•	The Company’s performance is required to achieve each milestone; and
•	The milestones will relate to past performance, when achieved; and
•	The milestones are reasonable relative to all of the deliverables and payment terms within the Precision Dose License Agreement.

The license fees provided for in the Precision Dose Agreement are calculated as a percentage of net sales dollars realized from commercial sales of the related products. Net sales dollars consist of gross invoiced sales less those costs and deductions directly attributable to each invoiced sale, including, without limitation, cost of goods sold, cash discounts, Medicaid rebates, state program rebates, price adjustments, returns, short date adjustments, charge backs, promotions and marketing costs. The rate applied to the net sales dollars to determine license fees due to the Company is equal to an amount negotiated and agreed to by the parties to the Precision Dose License Agreement, with the following significant factors, inputs, assumptions and methods, without limitation, being considered by either or both parties:

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•	Assessment of the opportunity for each generic product in the market, including consideration of the following, without limitation: market size, number of competitors, the current and estimated future regulatory, legislative and social environment for each generic product, and the maturity of the market;
•	Assessment of various avenues for monetizing the generic products, including the various combinations of sites of manufacture and marketing options;
•	Capabilities of each party with regards to various factors, including, one or more of the following: manufacturing resources, marketing resources, financial resources, distribution capabilities, ownership structure, personnel, assessment of operational efficiencies and stability, company culture and image;
•	Stage of development of each generic products, all of which did not have FDA approval at the time of the discussions/negotiations and an assessment of the risks, probability and time frame for achieving marketing authorizations from the FDA for the products;
•	Assessment of consideration offered by Precision and other entities with whom discussions were conducted; and
•	Comparison of the above factors among the various entities with whom the Company was engaged in discussions relating to the commercialization of the generic products.

The Ascend Manufacturing Agreement provides for the manufacturing by Elite of Methadone 10mg for supply to Ascend Laboratories LLC (“Ascend”). Ascend is the owner of the approved ANDA for Methadone 10mg, and the Northvale Facility is an approved manufacturing site for this ANDA. There are no license fees or milestones relating to this agreement. All revenues earned are recognized as manufacturing revenues on the date of shipment of the product, when title for the goods is transferred, and for which the price is agreed to and it has been determined that collectability is reasonably assured. The initial shipment of Methadone 10mg pursuant to the Ascend Manufacturing Agreement occurred in January 2012.

The Hong Kong Development Agreement provides for Elite to develop a branded prescription pharmaceutical product (the “Prescription Product”) for a private Hong Kong-based company (the “Hong Kong Customer”). There is currently no development activity being conducted pursuant to this agreement, and there was no activity conducted during the last fiscal year as well. There can be no assurances that development activities will resume or that a resumption of development activities will result in the successful development of the relevant product.

The Akorn Agreement was executed on January 10, 2011 between Hi-Tech Pharmacal Inc. (subsequently acquired by Akorn Pharmaceuticals) and provides for Elite to develop an intermediate product which will be incorporated into the finished formulation of a generic version of a prescription product for Akorn Pharmaceuticals (“Akorn”). There is currently no development activity being conducted pursuant to this agreement and there was no activity during the last fiscal year as well. There can be no assurances that development activities will resume or that a resumption of development activities will result in the successful development of the relevant product.

165 Ludlow Avenue • Northvale, NJ 07647 • Ph: (201)750-2646 • Fax: (201)750-2755 www.elitepharma.com

COMMENT NO. 9.

Form 10-Q for the Quarterly Period Ended June 30, 2015

Notes to Condensed Consolidated Financial Statements

Note 12 – Collaborative Agreement with Epic Pharma LLC, page F-12

9.          You disclose that all milestones under the Epic Collaborative Agreement are substantive and that you recognized $5 million of these in the first quarter of 2015. Please tell us the triggering event(s) that resulted in the recognition of this $5 million and why immediate recognition was appropriate. In this regard, it appears from disclosure in Note 28 on page F-39 of your 2015 Form 10-K that your first milestone payment was due and received upon signing of the agreement, which does not appear to meet the significant uncertainty criterion at contract inception under the definition of milestones in ASC 605-28-20. Reference for us the specific authoritative literature you relied upon to support your accounting.

RESPONSE.

The Company believes that ASC-605-28-20 is not applicable here. The Company accounted for recognition of $5 million in revenues in accordance with Subtopics ASC-605-25 (revenue recognition in multi-element arrangements) and ASC-605-10-25 (recognition) as further detailed below.

The Epic Collaborative Agreement includes multiple revenue generating activities, as follows:

1.	Payment of $5 million to the Company for R&D activities completed prior to the agreement.
a.	Please note that those research and development listed in the agreement have all been completed prior to the agreement.
2.	Payments totaling $10 million to the Company for the future filing with, and approval by the US-FDA of a New Drug Application (“NDA”) relating to ELI-200.
3.	License fees payable to Company and based upon gross profits achieved from commercial sales of ELI-200.

ASC-605-25-05-1 addresses some aspects of the accounting for arrangements which include multiple revenue-generating activities, specifically how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how arrangement consideration shall be measured and allocated to the separate units of accounting in the arrangement. Accordingly, the Company has determined that the requirements and guidance in this Subtopic are applicable to the Epic Collaborative Agreement. In addition, ASC 605-25-15-1 and ASC 605-25-15-2 specify that the guidance in the Subtopic applies to all entities and all deliverables within contractually binding arrangements in all industries under which a vendor will perform multiple revenue-generating activities.

165 Ludlow Avenue • Northvale, NJ 07647 • Ph: (201)750-2646 • Fax: (201)750-2755 www.elitepharma.com

The Company has determined that, in accordance with ASC-605-25-25-1, ASC-605-25-25-2a and ASC 605-25-25-4, the payment of $5 million to the Company for R&D activities performed prior to the agreement meets the criteria specified in ASC-605-25-25-5 and accordingly constitutes a separate unit of accounting, with such determination being based on the following:

1.	The delivered items, consisting of various research and development activities which are specified in the agreement, and include, without limitation, the manufacturing of product, clinical studies, lab analysis and testing and process development costs, have value to Epic on a standalone basis. Such deliverables could be acquired separately from multiple vendors, and in fact much of these deliverables were provided by or conducted by third parties that are engaged in providing these deliverables.

The Company allocated the arrangement consideration among the separate units of accounting, based on their relative selling prices in accordance with ASC-605-25-25-2b and ASC-605-25-25-4, with the following being the relevant factors in such allocation:

1.	Total arrangement consideration was determined to equal $15 million, with such amount consisting of consideration that is fixed or determinable in accordance with ASC-605-25-30-1.
a.	Included in the $15 million are the $5 million for prior research and development activities and $10 million in future milestones.
b.	License fees revenues to be earned by the Company from the gross profits generated by future commercial sales are not fixed or determinable and accordingly excluded from the determination of total arrangement consideration.
2.	Arrangement consideration was allocated to the deliverables on the basis of their selling price as relative to the total arrangement consideration, in accordance with ASC 605-25-30-1 and further limited to the lesser of this amount or the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions, in accordance with ASC-605-25-30-5.
3.	Based on the foregoing, the amount of arrangement consideration allocated to the $5 million payment for research and development services performed prior to the agreement was $5 million.

Revenue recognized from arrangement consideration allocated to the $5 million payment for prior research and development activities was done so in accordance with ASC-605-25-15-3 and ASC-605-10-25-1 upon consideration of the following factors:

1.	The consideration allocated was realized as a result of the revenue being readily convertible to known amounts of cash, in accordance with ASC-605-10-25-1a

165 Ludlow Avenue • Northvale, NJ 07647 • Ph: (201)750-2646 • Fax: (201)750-2755 www.elitepharma.com

2.	The consideration was earned as a result of the Company’s substantial accomplishment of those activities related to the consideration, with such related activities constituting its ongoing major or central operations, in accordance with ASC-605-10-25-1b.

The Company will revise footnote disclosures in future periodic reports to reflect the foregoing.

As required, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with regard to the filing, please contact me at the above address.

Very truly yours,

/s/ Carter Ward
Carter Ward, CFO

165 Ludlow Avenue • Northvale, NJ 07647 • Ph: (201)750-2646 • Fax: (201)750-2755 www.elitepharma.com